Exhibit 21.1

SUBSIDIARIES OF ISSUER*

Name of Subsidiary	State of Incorporation	Name Under Which Subsidiary Does Business

ThermoEnergy Environmental, LLC	New Jersey	ThermoEnergy Environmental, LLC
ThermoEnergy Power Systems, LLC	Delaware	ThermoEnergy Power Systems, LLC

*	Neither of ThermoEnergy Environmental, LLC or ThermoEnergy Power Systems, LLC has ever been capitalized and neither has had any transactions.